REFLECT

2022 Report

Dear investors,

Please see our regular investor update. Except below:

Hello Reflect investor, Welcome to our inaugural investor update!

Let's address a few pieces of house-keeping first:

Update timing: I was hoping to send one last year, but it took a little longer to wrap up the round than I anticipated. Expect these quarterly going forward.
Fundraising: We raised roughly $760k through Wefunder and a further $448k through a separate AngelList RUV. I'd like that to be the last money we raise. We should have ample runway to get to profitability.
I'm still mulling over how best to get all of you involved. Let's start with something simple - join our Discord, then ping me (I'm maccman), and I'll add you to a special investors channel. We have over 300 of you, so I think it should be fun! ....

We need your help!

Spread the word! Tweet about us. Tell your friends about us. Pitch us to your family over Thanksgiving turkey. Set your mum up with a Reflect account. Show your partner how to use Reflect. Give your kids our free Reflect student account. Get a Reflect tattoo. Shout Reflect from the rooftops! And, if you have time on your hands, roll up your sleeves and join our Discord account.

Sincerely,

Alex MacCaw

CEO

How did we do this year?

Report Card

A+

The Good	The Bad
Got to $254k ARR. We are well on our way to being profitable.	Still haven't figured out consistent growth channels
Hired a Head of Growth	We shipped some bugs to production
Shipped a ton (see public changelog)	We face a lot of stiff competition in the space

2022 At a Glance

January 1 to December 31

$179,335 +420%	Revenue
-$201,827	Net Loss
$215,145	Short Term Debt
$1,320,008	Raised in 2022
$879,572	Cash on Hand As of 03/20/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We've created a note-taking app designed to mirror the way you think.

What does your Company do? from Q&A

Where do you want to be in 5 years? from Q&A

Milestones

Reflect App, LLC was incorporated in the State of Delaware in March 2021.

Since then, we have:

- The Superhuman of note-taking apps

- More than a thousand paying customers since the launch earlier this year

- Founded by a serial entrepreneur whose last company is at $50m in ARR

- Investors can receive dividends once the company is profitable

Historical Results of Operations

Our company was organized in March 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $179,335.35 compared to the year ended December 31, 2021, when the Company had revenues of $77,294.30. Our gross margin was 30.55% in fiscal year 2022, compared to 78.43% in 2021.

- *Assets*. As of December 31, 2022, the Company had total assets of $1,073,359.88, including $1,073,359.88 in cash. As of December 31, 2021, the Company had $5,825.23 in total assets, including $5,825.23 in cash.

- *Net Loss*. The Company has had net losses of $201,827.35 and net losses of $146,174.77 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities*. The Company's liabilities totaled $215,145 for the fiscal year ended December 31, 2022 and $0 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $293,491 in debt and $418,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 36 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Reflect App, LLC cash in hand is $879,571.59, as of March 2022. Over the last three months, revenues have averaged $16,000/month, cost of goods sold has averaged $19,500/month, and operational expenses have averaged $31,000/month, for an average burn rate of $34,500 per month. Our intent is to be profitable in 6 months.

There have been no material changes since the date our financial statements cover. We've seen a slight trend up in monthly subscriptions and revenue.

We expect (but cannot guarantee) that we'll be at about $30,000 in monthly recurring revenue in six months time (essentially double where we're at now).

We are not currently profitable. We do not foresee needing any additional funding after this round to get profitable.

The company has loaned from me (Alex MacCaw) which has funded operations from the get go. We have more than enough capital in the bank already to fund the company throughout the campaign.

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -113% **Gross Margin:** 31% **Return on Assets:** -19% **Earnings per Share:** -$20,182.74 **Revenue per Employee:** $44,834 **Cash to Assets:** 100% **Revenue to Receivables:** ~ **Debt Ratio:** 20%

combined-annual-report-2022.pdf | reflect-app-llc_2023-04-26_summary_cap_intermediate_cap_detailed_cap_2-Summary_cap_table.pdf | Reflect_Cash_Flow_Statement_2022_136157-Cash_Flow_Statement_copy.pdf | Balance_Sheet_Annual_136157__4_.pdf | Income_Statement_Annual_136157__5_.pdf | 21.12.31_FINAL_FS_Reflect.pdf

We ❤ Our 1413 Investors

Thank You For Believing In Us

Ben Seymour	Ben Seymour	Ben Seymour	Leonid Turetsky	Jose Asenjo	Jose Asenjo	Jose Asenjo
Jose Asenjo	Jose Asenjo	Leonid Turetsky	Leonid Turetsky	Desmond Traynor	Ben Seymour	Ben Seymour
Ben Seymour	Ben Seymour	Ben Seymour	Ben Seymour	Kapeesh Bhaghavathula	Ethan Sherbondy	Andrew McCalister
Eric Lee	David Seaman	Viveka Von Rosen	Donny Reynolds	Donny Reynolds	Donny Reynolds	Lisle Jenneke
Lisle Jenneke	Lisle Jenneke	Lisle Jenneke	Lisle Jenneke	Lisle Jenneke	Eric Lee	Eric Lee
David Seaman	Viveka Von Rosen	Viveka Von Rosen	Naveen A	Naveen A	Naveen A	Naveen A
Naveen A	Ben Maitland-Lewis	Ben Maitland-Lewis	Ben Maitland-Lewis	Ben Maitland-Lewis	Ben Maitland-Lewis	Hatem Rowaihy
Hatem Rowaihy	Hatem Rowaihy	Hatem Rowaihy	Hatem Rowaihy	Shaomeng Zhang	Shaomeng Zhang	Shaomeng Zhang
Shaomeng Zhang	Shaomeng Zhang	Shaomeng Zhang	Shaomeng Zhang	Shaomeng Zhang	Hatem Rowaihy	Hatem Rowaihy
Hatem Rowaihy	Hatem Rowaihy	Hatem Rowaihy	Hatem Rowaihy	Hatem Rowaihy	Andrew McCalister	Andrew McCalister
Andrew McCalister	Andrew McCalister	Kapeesh Bhaghavathula	Kapeesh Bhaghavathula	Kapeesh Bhaghavathula	Kapeesh Bhaghavathula	Kapeesh Bhaghavathula
Ethan Sherbondy	Andrew Gertig	Andrew Gertig	Andrew Gertig	Andrew Gertig	James Deacon	James Deacon
James Deacon	James Deacon	Ethan Sherbondy	Ethan Sherbondy	Ethan Sherbondy	Ethan Sherbondy	Bernard Huang
Bernard Huang	Bernard Huang	Bernard Huang	Bernard Huang	Bernard Huang	Corey Haines	Corey Haines
Corey Haines	Corey Haines	Corey Haines	Corey Haines	Corey Haines	Sojan Jose	Sojan Jose
Sojan Jose	Sojan Jose	Sojan Jose	Sojan Jose	Sojan Jose	Sojan Jose	Sojan Jose
Sojan Jose	Sojan Jose	Sojan Jose	Sojan Jose	Sojan Jose	Shrey Bansal	Shrey Bansal
Shrey Bansal	Shrey Bansal	Samuel MacKenzie	Samuel MacKenzie	Samuel MacKenzie	Desmond Traynor	Desmond Traynor
Desmond Traynor	Cristina Bunea	Cristina Bunea	Cristina Bunea	Cristina Bunea	Ryan Bednar	Ryan Bednar
Ryan Bednar	Alexander Medick	Alexander Medick	Alexander Medick	Alexander Medick	Calvin French-Owen	Calvin French-Owen
Calvin French-Owen	Calvin French-Owen	David Seaman	David Seaman	Calvin French-Owen	Calvin French-Owen	Shrey Bansal
Samuel MacKenzie	Samuel MacKenzie	Ben Maitland-Lewis	Ben Maitland-Lewis	Burton Johnsey	Burton Johnsey	Desmond Traynor
Desmond Traynor	Cristina Bunea	Cristina Bunea	Ryan Bednar	Ryan Bednar	Alexander Medick	Alexander Medick
Donny Reynolds	Donny Reynolds	Dunet King Lenin	Mirko Turrina	Dan Greenberg	Dan Greenberg	Hernan Reyes
Armia Amir	Mirko Turrina	Mirko Turrina	Javier Duitrego	Kaushik Trivedi	Steve Dredy	Lillian MOORADIAN
Betty Pacheco	John Ferguson Jr	German D Cruz	John Weiser	Davic De Mont	Antonio R Arrendell	Nick Tippmann
Alan Aspera	Jesus Alberto Rodriguez A.	Eric Wainer	Edwin Mak	Nahiem Hood	Ramesh Naidu	Wojciech Hyzopski
Wojciech Hyzopski	Wojciech Hyzopski	Dan Reich	Robert Dietrich	Robert Dietrich	Robert Dietrich	Ramesh Naidu
Kenny Tong	Shawn Carpenter	Shawn Carpenter	Shawn Carpenter	Shawn Carpenter	Shawn Carpenter	Angela Ferrante
Angela Ferrante	Angela Ferrante	Ionut Ciobotaru	Ionut Ciobotaru	Angela Ferrante	Angela Ferrante	Sriharshareddy Madireddy
Sriharshareddy Madireddy	Sriharshareddy Madireddy	Angela Ferrante	Angela Ferrante	Angela Ferrante	Sriharshareddy Madireddy	Sriharshareddy Madireddy
Chris Bennett	Stephen Dolan	Jason Chen	Davin Chic	Jose Montes De Oca	Jamie Wilson	Andrew Zolaye
Nick Cammarata	Jenna Hannon	Terry Tai	Andy Cook	Andres Santanilla	Shane Mac	Jared Stenquist
Anca Matei	Anca Matei	Anca Matei	Anca Matei	Anca Matei	Nuno Campos	Nuno Campos
Nuno Campos	Nuno Campos	Nuno Campos	Elizabeth Tan	Elizabeth Tan	Elizabeth Tan	Joanna Kurkowska
Joanna Kurkowska	Joanna Kurkowska	Joanna Kurkowska	Jordan Singer	Dinakar Tumu	Bryan Wen	Amit Adhikari
Robert Dietrich	Robert Dietrich	Robert Dietrich	Robert Dietrich	Robert Dietrich	Robert Dietrich	Cody Landstrom
Cody Landstrom	Cody Landstrom	Joe Contini	Joe Contini	Joe Contini	Pieter Ouwerkerk	Pieter Ouwerkerk
Pieter Ouwerkerk	Dan Reich	Sebastian Holtz	Sebastian Holtz	Sebastian Holtz	Sebastian Holtz	Sebastian Holtz
Sebastian Holtz	Aatash Parikh	Aatash Parikh	Aatash Parikh	Aatash Parikh	Aatash Parikh	Dan Reich
Dan Reich	Dan Reich	Nico Oud	Nico Oud	Nico Oud	Nico Oud	Nico Oud
Kenny Tong	Kenny Tong	Kenny Tong	Kenny Tong	Kenny Tong	Jenna Hannon	Terry Tai
Troy Gasnier	Troy Gasnier	Troy Gasnier	Troy Gasnier	Troy Gasnier	Troy Gasnier	Satosh Kita
Satoshi Kita	Satoshi Kita	Satoshi Kita	Satoshi Kita	Satoshi Kita	Saul Cullen	Saul Cullen
Saul Cullen	Saul Cullen	Saul Cullen	Saul Cullen	Florin Sirghea	Florin Sirghea	Florin Sirghea
Florin Sirghea	Florin Sirghea	Wojciech Hyzopski	Wojciech Hyzopski	Wojciech Hyzopski	Wojciech Hyzopski	Wojciech Hyzopski
Wojciech Hyzopski	Wojciech Hyzopski	Jenna Hannon	Jenna Hannon	Jenna Hannon	Jenna Hannon	Terry Tai
Danny Wen	Danny Wen	Danny Wen	Danny Wen	Andres Santanilla	Shane Mac	Jared Stenquist
Terry Tai	Terry Tai	Terry Tai	JJ Hoz	JJ Hoz	JJ Hoz	JJ Hoz

Thank You!

From the Reflect Team



Alex MacCaw
CEO



Vojtech Rinik
Co-founder



Ocavue
Co-founder

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Alexander Nicholas MacCaw	CEO @ Reflect App, LLC	2021

Officers

OFFICER	TITLE	JOINED
Alexander Nicholas MacCaw	CEO	2021

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Alexander Nicholas MacCaw	10,000,000 Membership units	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2021	$179,700		Other
04/2022	$10,231		Other
06/2022	$58,080		Other
07/2022	$45,480		Other
11/2022	$758,217		4(a)(6)
12/2022	$448,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUTSTANDING	INTEREST	MATURITY	CURRE
Alexander Nicholas MacCaw	12/03/2021	$179,700	$179,700	0.0%		Yes
Celtic Bank	04/04/2022	$10,231	$0	0.0%	08/14/2022	
Founderpath Inc.	06/03/2022	$58,080	$50,820	9.0%	05/02/2024	Yes
Founderpath Inc.	07/19/2022	$45,480	$41,690	9.0%	07/14/2023	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Membership Units	10,000,000	10,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We operate in a competitive landscape. Other note-taking tools may be better funded, have a larger existing customer base, and have more resources available to them.

Once profitable, we hope to pay investors a dividend. However, there is no guarantee that we will reach profitability, or that we will pay out dividends. Dividend payments will be made at the discretion of the Managing Member(s) of the LLC.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The success of our business is dependent on our ability to find, recruit, and retain world-class software engineers. If we're unable to do that our product development will be slowed, and ultimately our business will be negatively impacted.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our database could be hacked and leaked. This could have adverse effects on the company from both a financial and reputational perspective.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Units. As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units,

Investors may receive a number of shares of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Units being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors.

Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimate of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our units (including both common units and Preferred Units) that take into account, as applicable, factors such as the following:

unrelated third party valuations;

the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

our results of operations, financial position and capital resources;

current business conditions and projections;

the marketability or lack thereof of the securities;

the hiring of key personnel and the experience of our management;

the introduction of new products;

the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment; trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates;

and the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Reflect App, LLC
- Delaware Limited Liability Company
- Organized March 2021
- 4 employees

1314 E Las Olas Blvd
Unit 2182
Ft Lauderdale FL 33301

https://reflect.app

Business Description

Refer to the Reflect profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Reflect is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.